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                            November 7, 2023

       Shawn Mural
       Chief Financial Officer
       V2X, Inc.
       7901 Jones Branch Drive, Suite 700
       McLean, VA 22102

                                                        Re: V2X, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 8-K dated
November 6, 2023
                                                            File No. 001-36341

       Dear Shawn Mural:

                                                        We have reviewed your
filings and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Note 3: Mergers and Acquisitions, page F-15

   1. Please tell us how you determined you were the accounting acquirer in the merger with
                                                        Vertex citing
authoritative literature that supports your conclusion. Refer to ASC 805-10-
                                                        25-5 and 805-10-55-11
through 55-15. Among other relevant considerations, please tell us how you considered that
Vertex shareholders were issued 18,592,000 shares representing
                                                        61% of outstanding
shares immediately after the acquisition.
       Form 8-K filed November 6, 2023

       Exhibit 99.1, page 1

   2.                                                   Reference is made to
your disclosure of Adjusted EBITDA on pages 1 and
                                                        2. Please present, with
equal or greater prominence, the most directly comparable
                                                        financial measure
calculated and presented in accordance with Generally Accepted
                                                        Accounting Principles.
Refer to Item 10(e)(1)(i)(A) of Regulation S-K.
 Shawn Mural
V2X, Inc.
November 7, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameShawn Mural                             Sincerely,
Comapany NameV2X, Inc.
                                                          Division of
Corporation Finance
November 7, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName